December 19, 2006

VIA EDGAR AND OVERNIGHT COURIER

Stephen Krikorian, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GeoVax Labs, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2006
Your File No.: 000-52091

Dear Mr. Krikorian,

This letter is in response to your letter dated November 24, 2006, which GeoVax Labs, Inc. (the “Company”) received on December 5, 2006.

Notes to Interim Consolidated Financial Statements.

We note that you have provided a portion of the footnote disclosures required by paragraph 30 of APB 28 in your critical accounting policies and estimates discussion contained within Item 2 of your report. Please tell us your consideration of providing the disclosure required by paragraph 30 of APB 28 in the footnotes to your financial statements. In addition, please ensure to provide all the disclosures required by paragraph 30 of APB 28 in all future filings.

In response to comment number 1, we have reviewed our disclosures in both the critical accounting policies and estimates discussion contained within Item 2 of the report, as well as in the financial statement footnotes. Although we believe that our footnote disclosures are in compliance in all material respects with paragraph 30 of APB 28, in response to your comment we have added a short paragraph to Note 1 disclosing the adoption of SFAS123R, and directing the reader to Note 2 for further discussion.

In future filings, we will continue to ensure that all disclosures required by paragraph 30 of APB 28 will be made in our interim financial statements and footnotes thereto.

Note 2. Stock-Based Compensation, page 6

Your disclosure indicates you have adopted SFAS 123R utilizing the modified-prospective transition method. However, it appears that prior to adopting SFAS 123R, you used the minimum value method of measuring equity share options for purposes of complying with SFAS 123. Therefore, it appears you are required to adopt SFAS 123R using the prospective method pursuant to paragraph 83 of SFAS 123R. In addition, clarify how your pro forma disclosure for outstanding awards accounted for under the intrinsic value method of APB 25 complies with paragraph 85 of SFAS 123R. Please advise or revise as appropriate.

Stephen Krikorian, Accounting Branch Chief
United States Securities and Exchange Commission
December 19, 2006

In response to comment number 2, we have examined our accounting practices with regard to adoption of SFAS 123R and determined that the prospective application method is the proper transition method. We are therefore amending our Form 10-Q to reflect the adoption of SFAS 123R using the prospective transition method rather than the modified-prospective method.

Following up on our recent telephone conversation about this comment, we have also considered the requirements of Item 4.02 of Form 8-K. The changes to the financial statements in our amended filing are not of the type that have led us to conclude that any previously issued financial statements should no longer be relied upon because of an error of the kind contemplated under Item 4.02. We would be happy to provide the Staff with our analysis of this issue upon request.

In making this response to your comments, the Company acknowledges that:

(1)    it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)    staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3)    the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

GEOVAX LABS, INC.

By: /s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer